October 23, 2024

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance — Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Chen Chen

Kathleen Collins

Aliya Ishmukhamedova

Mitchell Austin

Re:	Toro CombineCo, Inc.

Registration Statement on Form S-4

Filed June 27, 2024

File No. 333-280529

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Toro CombinCo, Inc. (the “Company”) hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-280529), as amended (the “Registration Statement”), to 4:05 p.m. Eastern Time on October 25, 2024, or as soon as practicable thereafter.

The Company hereby acknowledges that:

(i)

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)

the Company may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby authorizes Andrew P. Alin and Joseph B. Conahan of Wilmer Cutler Pickering Hale and Dorr LLP to orally modify or withdraw this request for acceleration.

Please contact Andrew P. Alin at (212) 230-8804 or Andrew.Alin@wilmerhale.com or Joseph B. Conahan at (617) 526-6317 or Joseph.Conahan@wilmerhale.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Andrew P. Alin or Joseph B. Conahan when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,
TORO COMBINECO, INC.

By:	/s/ Michael Cotoia
Name:	Michael Cotoia
Title:	Chief Executive Officer (Principal Executive Officer)

cc:	Andrew P. Alin

Wilmer Cutler Pickering Hale and Dorr LLP

Joseph B. Conahan

Wilmer Cutler Pickering Hale and Dorr LLP